UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 26, 2023

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: July 26, 2023	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

Orange financial results
#H1_2023

26th July 2023

Christel Heydemann
CEO

Jean-Michel Thibaud
Executive Director Finance, Performance and Development (interim)

Disclaimer

This presentation contains forward-looking statements about Orange's financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 29 March 2023 with the French Financial Markets Authority (AMF) and in the annual report on Form 20-F filed on 30 March 2023 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Section One
Q2 2023 highlights



Q2 23 key highlights
On track to deliver 2023 guidance

Focus on execution

Strong retail performance in Europe & France
Retail services revenues acceleration
thanks to **pricing power** with **convergent ARPO up**
in **France +3.6% yoy**
in **Spain +4.9% yoy**

***

MEA over-performance with **+12% H1 EBITDAaL growth**

***

Strict cost discipline
Already **175m€** of 600m€ net cost savings objective by 2025 out of 2022 €11.8bn costs base

***

Orange Business' costs adaptation **on track**

Progress on asset portfolio management

Voo acquisition closed
Consolidated from June

***

Joint venture with Masmovil
ongoing Phase II
European Commission investigation

***

Intention to withdraw Orange Bank Europe from retail banking market

Exclusive negotiations ongoing
to support Orange Bank customers

H1 & Q2 23 financial achievements

Revenues

H1 2023	Q2 2023
€21.5bn	€10.9bn
▲ +2.0% yoy	▲ +2.6% yoy

EBITDAaL

H1 2023	Q2 2023
€5.9bn	€3.3bn
▲ +0.8% yoy	▲ +1.0% yoy

eCapex

H1 2023	Q2 2023
€3.2bn	€1.7bn
▼ -5.7% yoy	▼ -6.4% yoy

Organic Cash Flow (Telecom)

H1 2023

€1.5bn

+2.2% yoy

Net debt / EBITDAaL (Telecom)

H1 2023

2.09x

reflecting Voo acquisition

Yoy: comparison with the same period of the previous year, on a comparable basis unless otherwise specified

All Group level mentions include both telecom and banking activities. Conversely, all mentions excluding Orange Bank are explicitly called "Telecom"

Progress on our commitment to be Net Zero Carbon by 2040

Objective to reach
-30% CO_2 emissions reduction on scopes 1&2 by 2025 vs 2015

already achieved in H1 23
with -36.6% CO_2 emissions on scopes 1&2 in H1 2023 vs H1 2015

increasing **renewable electricity mix at 41% of Group consumption** in H1 23 (vs 36.1% in H1 22)

as a result of strong yoy **acceleration of PPA programme** and **Solarisation as a service contracts** (23.1% H1 23 vs 16.6% H1 22 of Group electricity consumption)

Next challenge
CO_2 emissions reduction (all scopes) by -45% vs 2020 by 2030
for the digital sector with a milestone at **-14% for scope 3 vs 2018 by 2025**

ESG targets on circular economy & digital inclusion on track

Section Two
Financial results overview



H1 revenues

Retail growth accelerating

H1 2023 revenue*	H1 2023	Q2 2023
€21.5bn	yoy +2.0% +€412m	yoy +2.6% +€278m

Q2 2023 revenue growth by segment (yoy in €m)



+2.6%
10,649
-57
-1.3%
+2.7%
74
+12.0%
189
+2.4%
47
+0.7%
1
23
10,926
Q2 22 cb
France
Europe
MEA
Enterprise
Totem
Others
Q2 23

Q2 2023 revenue growth by activity (yoy in €m)



+€278m
10,649
+4.3%
335
-76
-4.1%
+8.0%
56
-38
-11.6%
10,926
Q2 22 cb
Retail
Wholesale
Equipment sales
Others
Q2 23

* Orange Bank Net Banking Income is not included in Group revenues but in "other operating income", that is below the revenue line and feeds directly into consolidated EBITDAaL.

H1 EBITDAaL

Positive momentum

	Q2 2023	H1 2023
Group EBITDAaL	yoy +1.0% +€33m	yoy +0.8% +€46m
Group EBITDAaL margin	30.3% -48bp yoy	27.4% -31bp yoy

	Q2 2023	H1 2023
EBITDAaL Telecom	yoy +0.9% +€30m	yoy +0.9% +€52m
EBITDAaL margin Telecom	30.5% -51bp yoy	27.6% -29bp yoy

H1 23 Group EBITDaAL growth by segment (yoy, in €m)



+0.8%
5,849
-100
Energy price
-55
-5.1%
Full pricing power benefits in H2
+11%
58
+4.7%
38
+12%
135
-62
-16.7%
33
5,895
H1 2022 cb
France
Spain
other Europeans countries
MEA
Enterprise
ICSS & Others
H1 2023

eCapex significant decrease
FTTH deployment peak passed

H1 2023 eCapex	H1 2023	Q2 2023
€3.2bn	yoy -5.7% -€190m	yoy -6.4% -€114m

H1 2023 eCapex decrease by segment (yoy in €m)


-5.7%
3,344
-223
-90
95
-2
21
9
3,154
H1 22 cb
France
Europe
MEA
Enterprise
Totem
Others
H1 23

H1 2023 FTTH connectable homes by segment (in m HH)


MEA
3.5
Central Europe
5.0
Poland
7.5
68.3m HH
35.6
France
16.7
Spain

Net income
reflecting additional provision on senior part time program



-378m
1,467
46
-273
-40
-112
1,088
H1 2022
EBITDAaL cb
Non recurring operating items (adjustments)*
Financial result** & Income tax
D&A & others
H1 2023
1

H1 2023
Net income

€1.1bn

-€0.4bn yoy

1 o/w additional provision to reflect the extended duration of senior part time program resulting from French pensions reform (-€257m)

* cb. See details on slide 23
** excluding interests on leases and financed assets

Organic Cash Flow* in line with FY guidance

Organic Cash Flow (OCF)* reaching €1.5bn in H1 2023 (in €m)


2,823
-202
-442
-647
-56
1,477
EBITDAaL -eCapex (telecom activities)
change in working capital (incl. eCapex payables)
net financial interests paid**
income taxes paid
other operational items
OCF* H1 2023

Very solid balance sheet

	2022	H1 2023
Net debt* (telecom activities)	25,298	27,274
Average maturity of OSA bonds (years)	8.1	7.7
Average cost of gross debt	2.59%	2.77%
Net debt /EBITDAaL (telecom activities)	1.93x	2.09x

Strong liquidity position
(telecom activities)

€15.5bn***

*Telecom activities. See details on slide 24
**excluding €0.1bn in interest disbursed on lease liabilities
***o/w €9.2bn in cash and €6.3bn available undrawn amount of credit facilities



Section Three
Business Review

Q2 2023 France

H1 cash-flow* up +5%

in €m	Q2 23	yoy cb	H1 23	yoy cb
Revenues	**4,384**	**-1.3%**	**8,691**	**-1.5%**
Retail services	2,789	+2.0%	5,539	+1.3%
Wholesale	1,157	-8.1%	2,257	-7.9%
Equipment sales	277	+3.6%	584	+5.7%
EBITDAaL			**2,859**	**-5.1%**
eCAPEX			**1,429**	**-13.5%**

Retail growth acceleration
fuelled by successful value strategy



+2,1%
+3,4%
+2,0%
+0,6%
Q1 23
Q2 23

- - Retail services revenue growth (yoy)
— Excluding PSTN

H1 EBITDAaL
decrease due for **2/3** to energy price peak

with **only 2 months of full price increase** positive impact

Sustainable **cash-flow growth**

+5% yoy
***EBITDAaL–eCapex**
in H1 2023

All ARPOs up yoy with NPS back in July > 25
only partially reflecting the 2023 price increases & 5G launch by Sosh in June at +€5 versus 4G

€73.1 Convergent ARPO
+€2.5 **up** ↗

€36.7 Fixed only ARPO
+€0.7 **up** ↗

€18.1 Mobile only ARPO
+€0.9 **up** ↗

Value/Volume management
to ensure EBITDAaL improvement

+250k **FTTH net adds**
within -33k BB net adds

10.8% **Mobile contract churn**
+0.3pt yoy / -1.2pt QoQ

+29k **Mobile contract net adds**
excl. M2M

Q2 2023 Europe

Accelerated retail services trend thanks to pricing power fuelling EBITDAaL growth

in €m	Q2 23	yoy cb	H1 23	yoy cb
Revenues	**2,808**	**+2.7%**	**5,546**	**+3.3%**
Retail services	1,922	+4.2%	3,791	+3.9%
Wholesale	416	-6.7%	814	-7.1%
Equipment sales	396	11.1%	822	14.3%
EBITDAaL			**1,430**	**+7.1%**
eCAPEX			**754**	**-10.7%**

Mobile contract net adds* +113k

FBB net adds -28k o/w FTTH net adds +71k

* excl. M2M

H1 2023 EBITDAaL growth (in €m)



+7.1%
1,335
+11%
+58
+4.7%
+38
1,430
H1 22 cb
Spain
Other European Countries
H1 23

Retail services accelerating growth yoy…



4,2%
1,3%
Q2 22
Q3 22
Q4 22
Q1 23
Q2 23

… thanks to

Convergent services



+5.2% yoy

B2B



+8.3% yoy

Q2 2023 Spain

Delivering on recovery plan, EBITDAaL back to strong growth

in €m	Q2 23	yoy cb	H1 23	yoy cb
Revenues	**1,157**	**+2.1%**	**2,321**	**+2.5%**
Retail services	795	+1.9%	1,589	+1.5%
Wholesale	192	-8.2%	384	-5.4%
Equipment sales	170	+18.5%	347	+18.2%
EBITDAaL			**582**	**11.0%**
eCAPEX			**347**	**-25.5%**

Mobile contract net adds* +51k

FBB net adds -10k o/w FTTH net adds +6k

Retail services consolidating in positive territories yoy

Convergent ARPO +4.9% yoy
customer base management, convergent portfolio reshuffling on Orange brand and strict promotional policy

All churns down yoy
-2.3 pp Convergence churn
-2.0 pp FBB churn
-1.6 pp Mobile contract* churn

Recovery plan achieved with EBITDAaL return to growth



+11,0%
-1,5%
H1 20
H2 20
H1 21
H2 21
H1 22
H2 22
H1 23
EBITDAaL yoy

Back to Growth

1. Focus on customer value management
2. B2B growth in all segments
3. Continuous effort on cost optimization

*excl. M2M

Q2 2023 Africa & Middle East

Strong revenues momentum fuelling EBITDAaL growth

in €m	Q2 23	yoy cb	H1 23	yoy cb
Revenues	**1,773**	**+12.0%**	**3,472**	**+10.5%**
Retail services	1,574	+11.2%	3,083	+10.3%
Wholesale	166	+20.5%	324	+14.3%
Equipment sales	20	-6.3%	43	-9.0%
EBITDAaL			**1,260**	**+12.0%**
eCAPEX			**648**	**+17.1%**

+0.5 pts EBITDAaL margin yoy



35.8%
36.3%
H1 2022 cb
H1 2023
EBITDAaL
EBITDAaL margin

4 solid growth engines at full speed

Data

+17% yoy
Q2 revenue growth

56.7m 4G customers
+16% yoy

FBB

+17% yoy
Q2 revenue growth

3.1m FBB customers
+22% yoy

B2B

+14% yoy
revenue growth

Orange Money



22,2%
25,5%
Q1 21
Q2 21
Q3 21
Q4 21
Q1 22
Q2 22
Q3 22
Q4 22
Q1 23
Q2 23

Q2 2023 Enterprise

EBITDAaL in line with recovery plan

in €m	Q2 23	yoy cb	H1 23	yoy cb
Revenues	**1,994**	**+2.4%**	**3,944**	**+0.8%**
Fixed-only services	813	-5.8%	1,641	-6.2%
IT & integration services	923	+8.8%	1,794	+7.1%
Mobile	258	+9.4%	509	+4.4%
EBITDAaL			**311**	**-16.7%**
eCAPEX			**140**	**-1.7%**

Digital & Data

H1 revenues
+9% yoy

Orange Cyberdefense

H1 revenues
+11% yoy

H1 order intake
+16%

Recovery plan in progress as planned

- **Product pruning** underway, on track to halve product portfolio by Q1 24
- **Efficiency program** (19 workstreams) structured and on track operationally, with dedicated teams and clear action plans
- **Voluntary departure plan** expected to be implemented as from Q4 23 in France
- **Launch of upskilling and reskilling program** focused on top priority jobs

Section Four
Guidance



Guidance 2023 fully confirmed

	2023 confirmed
EBITDAaL yoy, cb	Slight growth
eCAPEX yoy, cb	Strong decrease
Organic Cash Flow (telecom)	≥ €3.5bn
Net debt / EBITDAaL (telecom)	Around 2x in medium term
Dividend*	€0.72 Payable in 2024

The guidance does not include any M&A transaction that has not yet been finalised.
* Independent of any change in scope. Subject to AGM's approval.

Annexes

Change in net income

(in millions euros)	S1 2022 historical	S1 22 cb	S1 2023 actual
EBITDAaL	5 934	5 849	5 898
Adjustments*	7		(260)
Depreciation & amortization of fixed assets	(3 585)		(3 604)
Other income / (charge)	64		107
Operating income	**2 420**		**2 142**
Financial result	(373)		(592)
Tax	(580)		(461)
Net income from continuing activities	**1 467**		**1 088**
Net income from consolidated Group	**1 467**		**1 088**
Minority interests	249		211
Net income Group share	**1 218**		**877**

* See details on next slide

Adjustments

(in millions euros)	H1 2022 Historical	H1 2023 Actual
Restructuring programs costs	(41)	(70)
Acquisitions and integration costs	(21)	(31)
Significant litigations	(2)	57
Specific labour expenses	35	(265)
o\w Senior Part-Time	*40*	*(265)*
Fixed assets, investments and businesses portfolio review	36	50

Change in net debt

(in millions of euros)	H1 2022 Historic	FY 2022 Historic	H1 2023 actual
EBITDAaL - eCAPEX (telecom activities)	**2,590**	**5,745**	**2,823**
Change in eCAPEX payables	(179)	65	(454)
Change in working capital requirements	37	(284)	252
Net interest paid (including dividends received)[1]	(441)	(804)	(442)
Income taxes paid	(580)	(1,033)	(647)
Other operational items[2]	18	(630)	(56)
Organic Cash Flow (telecom activities)	**1,445**	**3,058**	**1,477**
Licences and spectrum paid	(302)	(981)	(202)
Main litigations paid/received	(13)	(20)	(22)
Net impact of changes in the scope	(33)	(104)	(1,851)[3]
Subordinated notes issuances (purchases), other related fees and coupons[4]	(121)	(710)	75
Dividends paid to owners of parent company	(1,063)	(1,861)	(1,064)
Dividends paid to non-controlling interests	(177)	(304)	(222)
Other financial items	157	(107)	(168)
Change in net debt	**(108)**	**(1,028)**	**(1,976)**
Net financial debt	(24,377)	(25,298)	(27,274)
Ratio of net financial debt / EBITDAaL of telecom activities	**1.91x**	**1.93x**	**2.09x**

[1] Excluding €119m of interest expenses on IFRS 16 leases and financed assets in H1 2023, €145m in FY 2022 and €61m in H1 2022.
[2] Of which (i) disbursements related to "Part- Time for Seniors" plan in France (TPS, procedures in relation to agreements on the employment of seniors in France) and related to restructuring and integration costs, (ii) repayments of lease liabilities, and (iii) elimination of non-monetary effects included in EBITDAaL.
[3] Mainly related to Voo acquisition including an investment of €(1,349)m net of cash acquired and €(279)m put option.
[4] Of which: in H1 2023 coupons for €(102)m and issuances (purchases) and other related fees for €177m, in FY 2022 coupons for €(213)m and issuances (purchases) and other related fees for €(451)m and H1 2022 coupons for €(121)m

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Finance table details by segment

France

in €m	Q2 23	yoy cb	H1 23	yoy cb
Revenues	4,384	-1.3%	8,691	-1.5%
Retail services	2,789	+2.0%	5,539	+1.3%
Convergent services	1,255	+4.4%	2,493	+3.6%
Mobile-only services	599	+2.8%	1,182	+2.4%
Fixed-only services	935	-1.4%	1,865	-2.2%
Fixed-only broadband	754	+2.2%	1,496	+1.6%
Fixed-only narrowband	181	-14.1%	369	-14.9%
Wholesale	1,157	-8.1%	2,257	-7.9%
Equipment sales	277	+3.6%	584	+5.7%
EBITDAaL			2,859	-5.1%
EBITDAaL margin			32.9%	-1.2pt
eCAPEX			**1,429**	**-13.5%**
eCAPEX/revenues			16.4%	-2.3pt

Europe

in €m	Q2 23	yoy cb	H1 23	yoy cb
Revenues	2,808	+2.7%	5,546	+3.3%
Retail services	1,922	+4.2%	3,791	+3.9%
Convergent services	740	+5.2%	1,466	+4.7%
Mobile-only services	731	+2.0%	1,449	+2.5%
Fixed-only services	306	-0.3%	614	-0.0%
IT & integration services	145	+24.4%	262	+19.2%
Wholesale	416	-6.7%	814	-7.1%
Equipment sales	396	11.1%	822	14.3%
Other revenues	74	-15.8%	120	-6.2%
EBITDAaL			1,430	+7.1%
EBITDAaL margin			25.8%	+0.9pt
eCAPEX			754	-10.7%
eCAPEX/revenues			13.6%	-2.1pt

Spain

in €m	Q2 23	yoy cb	H1 23	yoy cb
Revenues	1,157	+2.1%	2,321	+2.5%
Retail services	795	+1.9%	1,589	+1.5%
Convergent services	475	+2.2%	946	+1.6%
Mobile-only services	194	-2.1%	389	-2.4%
Fixed-only services	113	+4.4%	231	+6.3%
IT & integration services	13	+39.9%	23	+29.5%
Wholesale	192	-8.2%	384	-5.4%
Equipment sales	170	+18.5%	347	+18.2%
Other revenues	1	+110.0%	1	+141.8%
EBITDAaL			582	11.0%
EBITDAaL margin			25.1%	1.9pt
eCAPEX			347	-25.5%
eCAPEX/revenues			14.9%	-5.6pt

Africa & Middle East

in €m	Q2 23	yoy cb	H1 23	yoy cb
Revenues	1,773	+12.0%	3,472	+10.5%
Retail services	1,574	+11.2%	3,083	+10.3%
Mobile-only services	1,355	+10.9%	2,652	+9.9%
Fixed-only services	208	+13.7%	411	+13.4%
IT & integration services	11	+2.0%	21	+5.9%
Wholesale	166	+20.5%	324	+14.3%
Equipment sales	20	-6.3%	43	-9.0%
Other revenues	12	+44.7%	21	+38.5%
EBITDAaL			1,260	+12.0%
EBITDAaL margin			36.3%	+0.5pt
eCAPEX			**648**	**+17.1%**
eCAPEX/revenues			18.7%	+1.0pt

Enterprise

in €m	Q2 23	yoy cb	H1 23	yoy cb
Revenues	1,994	+2.4%	3,944	+0.8%
Fixed-only services	813	-5.8%	1,641	-6.2%
Voice	230	-8.7%	464	-10.2%
Data	583	-4.6%	1,177	-4.5%
IT & integration services	923	+8.8%	1,794	+7.1%
Mobile	258	+9.4%	509	+4.4%
EBITDAaL			311	-16.7%
EBITDAaL margin			7.9%	-1.7pt
eCAPEX			**140**	**-1.7%**
eCAPEX/revenues			3.6%	-0.1pt

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